

August 17, 2012

Via E-mail
Mr. Martin S. Craighead
President and Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway
Houston, Texas 77019

> **Re:** **Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-09397**

Dear Mr. Craighead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 2

1. We note your disclosure on page 4 that you provide hydraulic fracturing services and have included further information about your hydraulic fracturing operations on your website. Please expand the disclosure in your filing to provide a more detailed discussion of the hydraulic fracturing process, what it entails, how it is done, etc.

Risk Factors, page 8

2.   We note your risk-factor disclosure on pages 12 and 13 concerning the prospect of increasingly expensive compliance with environmental laws and regulations, due in part to increased regulatory scrutiny of hydraulic fracturing. Please revise your risk-factor disclosure to discuss, if material, the specific operational hazards and attendant financial risks associated with the services and products you sell relating to fracture stimulations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director